SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM  6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the 3rd June, 2005

Twin Mining Corporation

            (Translation of Registrant’s Name Into English)

1250 – 155 University Ave., Toronto, Ontario, M5H 3B7

             (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form    20-F__X__

Form 40-F________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes______

No___X_____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

GENERAL  INSTRUCTIONS

A.

Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness: the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described.  The information and documents furnished in this report shall not be deemed to be “filed” for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents Into English.

Reference is made to Rule 12b- 12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including Prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                    Twin Mining Corporation

                                                                                     (Registrant)

Date June 3, 2005

                                                   s.   Hermann Derbuch

                                                    Chairman, President & CEO

Œ Print the name and title of the signing officer under his signature

Press Release

Toronto, June 3, 2005

Atlanta Gold Corporation Vigorously Contests Claim of Alleged Clean Water Violations

on Historic Mine Drainage

Twin Mining Corporation (“Twin”) announces that, the Idaho Conservation League filed a complaint (the “Complaint”) against Twin’s wholly-owned subsidiary, Atlanta Gold Corporation (“Atlanta Gold”) which holds a 100% interest in the Atlanta gold property (the “Property”) located in a historic mining district near Atlanta, Idaho.

The Complaint alleges that Atlanta Gold is in violation of the US Clean Water Act at the Atlanta Project site by allowing drainage from a historic underground mine adit (“Adit”) to discharge into Montezuma Creek.

The Adit was originally driven in 1917 resulting in mine drainage since that time. Atlanta Gold leased the Property in 1985, commenced base line water sampling and in 1988, Atlanta Gold in consultation and co-operation with the U.S. Environmental Protection Agency (the “US EPA”), constructed a settling pond to clarify the discharge water from the Adit.  In 1994, Atlanta Gold, complying with changed standards, excavated sediments from the pond and installed a geomembrane liner. In 1994 and 1995, Atlanta Gold undertook Land Application test work to evaluate that process for disposal of excess water. Standards changed again, and in 1997, working in conjunction and cooperation with the US EPA Atlanta Gold undertook upgrades, including excavating sediments, segmenting and relining the pond, and adding aeration to enhance water quality.

The US EPA and the US Forest Service have indicated satisfaction with the initiatives taken to date by Atlanta Gold, which include very broad commitments to environmental improvements in this historic mining district. Atlanta Gold considers this to be a cooperative effort with US EPA and US Forest Service to remediate historic mine conditions and permit and construct a new mine facility which will ultimately enhance environmental conditions over the entire project area. If not for Atlanta Gold’s interest in this property, the US Forest Service would be faced with remediating the historic mining conditions at taxpayer expense.

This winter, prior to any indication of the Complaint, the management of Atlanta Gold had voluntarily embarked on efforts leading to installation of a water treatment facility for this historic mine drainage. The program was proposed to the US EPA in a meeting held 9 March 2005 in Boise, Idaho. Due to heavy winter snows, the earliest possible date allowing access to the Adit site was 2 May 2005. On that date, Atlanta Gold began installation of facilities at the 900 Adit. US EPA advised Atlanta Gold on several occasions that they considered the proposed program to be appropriate.

Atlanta Gold is committed to high quality environmental stewardship based on scientific test work and sound engineering in the development of its Atlanta Gold Project. This commitment, and the significant economic benefits of the Project for Idaho, will ensure the development of Atlanta within a reasonable timeframe.

Atlanta Gold will be filing a Statement of Defence which will vigorously contest the Complaint. Management does not expect costs related to the Complaint to have a material adverse effect on the financial position or results of operations of Atlanta Gold or Twin and no provision has been made in the financial statements of Atlanta Gold or Twin.

Atlanta Gold and Twin are socially and environmentally responsible companies dedicated to acquiring, exploring and developing high quality mineral properties.

For further information contact:

For Renmark Financial Communications

Hermann Derbuch, P.Eng.,                                                 Cameron: tcameron@renmarkfinancial.com

Chairman, President & CEO                                               Barry Mire: bmire@renmarkfinancial.com

Tel.: (416) 777-0013   Fax: (416) 777-0014

                Media - Cynthia Lane: clane@renmarkfinancial.com

E-mail: info@twinmining.com                                            Tel.: (514) 939-3989 www.renmarkfinancial.com